SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

XETEL CORPORATION ______________________________________________________________________________ (Name of Issuer)

Shares of Common Stock, par value $0.001 per share ______________________________________________________________________________ (Title of Class of Securities)

983942103 ______________________________________________________________________________ (CUSIP Number)

December 31, 2000 ______________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☒    Rule 13d-1(b)
          ☐    Rule 13d-1(c)
          ☐    Rule 13d-1(d)

CUSIP No. 983942103	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 713,800
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 713,800
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12		TYPE OF REPORTING PERSON* IA

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 983942103	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Reid S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 713,800
	6	SHARED VOTING POWER 83,000
	7	SOLE DISPOSITIVE POWER 713,800
	8	SHARED DISPOSITIVE POWER 83,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 983942103	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Stacy Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 713,800
	6	SHARED VOTING POWER 83,000
	7	SOLE DISPOSITIVE POWER 713,800
	8	SHARED DISPOSITIVE POWER 83,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), and Mr. Reid S. Walker and Mr. G. Stacy Smith, the principals of WS Capital, relating to shares of common stock of XeTel Corporation (the "Issuer"). Messrs. Walker and Smith are also principals of WSV Management, L.L.C. ("WSV").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital, L.P. ("Walker Smith Capital"), of which WS Capital is the general partner of WS Capital Management, L.P., which is the general partner of Walker Smith Capital, and (ii) Walker Smith International, Ltd. ("Walker Smith International"), of which WS Capital is the general partner of WS Capital Management, L.P., which is the investment manager of Walker Smith International and (2) WSV for the account of (i) WS Ventures, L.P. ("WS Ventures"), of which WSV is the general partner of WS Ventures Management, L.P. ("WSVM"), which is the general partner of WS Ventures and (ii) WS Ventures International Fund, Ltd. ("Ventures International"), of which WSV is the general partner of WSVM, which is the investment manager of Ventures International.

Item 1(a)	Name of Issuer.
XeTel Corporation
Item 1(b)	Address of Issuer's Principal Executive Offices.
2105 Gracy Farms Lane Austin, Texas 78758
Item 2(a)	Name of Person Filing.
WS Capital, L.L.C. ("WS Capital"), Reid S. Walker and G. Stacy Smith
Item 2(b)	Address of Principal Business Office, or, if none, Residence.
300 Crescent Court, Suite 880 Dallas, Texas 75201
Item 2(c)	Citizenship or Place of Organization.
WS Capital is a limited liability company organized under the laws of the State of Texas. Reid S. Walker and G. Stacy Smith are the principals of WS Capital and are United States citizens.
Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share (the "Common Stock").
Item 2(3)	CUSIP Number.
983942103
Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☒	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4	Ownership.
(a)

WS Capital and Messrs. Walker and Smith are the beneficial owners of 713,800 shares of Common Stock. The 713,800 shares of Common Stock are held (i) 317,650 shares by Walker Smith Capital, and (ii) 396,150 shares by Walker Smith International. Messrs. Walker and Smith are the beneficial owners of 796,800 shares of Common Stock, which includes the 713,800 shares of Common Stock beneficially owned by WS Capital and 83,000 shares of Common Stock beneficially owned by WSV for the accounts of WS Ventures and Ventures International..

(b)

WS Capital is the beneficial owner of 7.3% (determined by dividing 713,800 shares of Common Stock presently beneficially owned by WS Capital by 9,783,141 shares of Common Stock issued and outstanding as of November 3, 2000, according to the Issuer's Quarterly Report on Form 10Q filed November 14, 2000) of the outstanding shares of Common Stock. Messrs. Walker and Smith are the beneficial owners of 8.1% (determined by dividing 796,800 shares of Common Stock presently beneficially owned by Messrs. Walker and Smith by 9,783,141 shares of Common Stock issued and outstanding as of November 3, 2000, according to the Issuer's Quarterly Report on Form 10Q filed November 14, 2000) of the outstanding shares of Common Stock.

(c)

WS Capital has the sole power to vote and dispose of the 713,800 shares of Common Stock beneficially owned by it. As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 713,800 shares of Common Stock beneficially owned by WS Capital. Messrs. Walker and Smith have shared power to vote and dispose of 83,000 shares of Common Stock beneficially owned by WSV.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.
Item 9	Notice of Dissolution of Group.
Inapplicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 9, 2001 between WS Capital, Reid S. Walker and G. Stacy Smith.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 9, 2001

WS CAPITAL, L.L.C.

By: REID S. WALKER _________________________________ Reid S. Walker Member
REID S. WALKER _____________________________________ Reid S. Walker
G. STACY SMITH _____________________________________ G. Stacy Smith

EXHIBIT 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of XeTel Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

          The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

          This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 9, 2001.

WS CAPITAL, L.L.C.

By: REID S. WALKER _________________________________ Reid S. Walker Member
REID S. WALKER _____________________________________ Reid S. Walker
G. STACY SMITH _____________________________________ G. Stacy Smith